Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 011-39759

09-Nov-2021

DoorDash, Inc. (DASH)

Q3 2021 Earnings Call

Total Pages: 19
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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

CORPORATE PARTICIPANTS

Andy Hargreaves

Vice President of Finance and Investor Relations, DoorDash, Inc.

Tony Xu

Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Mikko Akseli Kuusi

Co-founder & Chief Executive Officer, Wolt

Prabir Adarkar

Chief Financial Officer, DoorDash, Inc.

OTHER PARTICIPANTS

Ross Sandler

Analyst, Barclays Capital, Inc.

Deepak Mathivanan

Analyst, Wolfe Research LLC

Eric J. Sheridan

Analyst, Goldman Sachs & Co. LLC

Doug Anmuth

Analyst, JPMorgan Securities LLC

Michael McGovern

Analyst, BofA Securities, Inc.

Youssef Squali

Analyst, Truist Securities, Inc.

Bernie McTernan

Analyst, Needham & Co. LLC

Brad Erickson

Analyst, RBC Capital Markets LLC

Steven B. Fox

Analyst, Fox Advisors LLC

James Lee

Analyst, Mizuho Securities USA LLC

Jason Stuart Helfstein

Analyst, Oppenheimer & Co., Inc.

Brian Fitzgerald

Analyst, Wells Fargo Securities LLC

Mark Mahaney

Analyst, Evercore Group LLC

Ralph Schackart

Analyst, William Blair & Co. LLC

Alexander Eugene Potter

Analyst, Piper Sandler & Co.

Robert Mollins

Analyst, Gordon Haskett Research Advisors

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

MANAGEMENT DISCUSSION SECTION

Operator: Good day and, thank you for standing by, and welcome to the DoorDash Q3 2021 Earnings Conference Call. At this time, all participants are in a listen-only mode. After the speaker’s presentation, there will be a question-and-answer session. [Operator Instructions] Please be advised that today’s conference is being recorded. [Operator Instructions] As a reminder, this conference call is being recorded.

I would now like to turn the conference over to your speaker today, Mr. Andy Hargreave. Please go ahead.

Andy Hargreaves

Vice President of Finance and Investor Relations, DoorDash, Inc.

Thanks, Chino. Hello, everyone, and thanks for joining us for our third quarter 2021 earnings call. I’m pleased to be joined today by Co-Founder, Chair and CEO, Tony Xu; and CFO, Prabir Adarkar. I’m also pleased to be joined by special guest, Co-Founder and CEO of Wolt, Miki Kuusi.

I would like to remind everyone we’ll be making forward-looking statements during this call, including statements regarding the recently announced acquisition of Wolt, including market opportunity, expected benefits of the transaction, accretion time to close, strategies of the combined company, and benefits to customers in the market in which we operate, our expectations of our business, future financial results and guidance and strategy.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those described in our forward-looking statements, and such risks are described in our Risk Factors included in our SEC filings, including our Form 10-K. You should not rely on our forward-looking statements as predictions of future events. We disclaim any obligation to update any forward-looking statements, except as required by law.

During this call, we will be discussing certain non-GAAP financial measures. Information regarding our non-GAAP financial results, including a reconciliation of such non-GAAP results to the most directly comparable GAAP financial measures may be found in our Investor Letter, which is available on our Investor Relations website. These non-GAAP measures should be considered in addition to our GAAP results and are not intended to be a substitute for our GAAP results.

Finally, this call in its entirety is being audio webcast on our IR website. An audio replay of the call will be available on our website shortly after the call ends.

We typically go straight into questions, but given the transaction announcement, we’ll have Tony and Miki give some brief comments before going into the Q&A session. For the Q&A, please note that Miki is happy to answer questions about his approach to the industry and his rationale for the combination. Please don’t ask questions about Wolt financials or outlook or future integration plans. Our businesses will remain independent until the deal closes. So we won’t be answering those ones at this point.

I’ll now pass it on to Tony.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Tony Xu

Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Great, thanks, Andy. Hey, everyone. Thanks for joining us today. At DoorDash, our mission is to grow and empower local economies. We started in food delivery logistics, and our vision was always to build a platform that supports all of local commerce and to do it on a global basis. To date, we have executed against this primarily on an organic basis. That’s not because we believe it must be done organically but because our framework for M&A sets a high bar.

For those who haven’t heard it before, our M&A framework is comprised of three core standards. First, it must be talent accretive. We look for teams of superbly talented people that share our vision as well as our approach to execution. Second, it must unlock product categories and/or new geographies, which means that we look for opportunities that expand our TAM either in a way that we couldn’t do so on our own, or in a way that is much more efficient than we could do so ourselves. And third, it must increase our long-term profit potential and add to shareholder value.

Wolt handily meets all three criteria. We believe Wolt brings extraordinary talent, a world-class product and operational expertise that will accelerate our progress. We’ve gotten to know Miki and the Wolt team well over the last few months, in fact, years, and believe that they’re truly exceptional. They share our ambition to build a global platform for all of global commerce and they’ve established a culture based on innovation, intense operational rigor, and a bias for action. These characteristics match our own and we believe our strategic and cultural alignment, make them the best team in the world to lead our international efforts.

From a market perspective, Wolt operates in 23 markets, of which 22 are in new markets for DoorDash. By themselves, we believe these markets provide an opportunity to grow our international business to multiples of what it is today. This should allow us to invest and expand more efficiently than we could have done on our own and on a faster timeline.

Finally, Wolt’s product scales to multiple categories. In certain markets, the company has already established a strong presence in categories ranging as far as cosmetics and electronics. As we look to grow our non-restaurant categories globally, we expect their product vision and expertise will improve our execution.

From a financial perspective, the opportunity in local commerce is enormous. We believe the potential and our combined markets create a substantial opportunity to grow gross order value to multiples of its current level. We expect to invest aggressively behind the Wolt team and believe their capabilities will improve our efficiency internationally, while allowing us to increase our focus in the United States.

Building a large and profitable local commerce platform is difficult to do in any market. Doing so across many markets simultaneously is exponentially harder. But attacking hard problems is what we like to do at DoorDash. And we know that the same is true for Wolt. We couldn’t be happier to be teaming up with Miki and the extraordinary team at Volt to execute against our shared vision.

With that, let me hand it over to Miki.

Mikko Akseli Kuusi

Co-founder & Chief Executive Officer, Wolt

Thanks, Tony. Hi, everyone. I’m Miki Kuusi, Co-founder and CEO of Wolt. So my co-founders and I founded Wolt back in 2014 with the mission to build a new layer of infrastructure that connected restaurants and retailers, couriers and consumers in a way that made cities better and people happier. We wanted to build the digital version of the shopping mall, but with the convenience that a modern logistics engine can enable.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

We did our first delivery in Helsinki, Finland back in 2015. When we started, we knew a few things would have to be true if we were going to build the scale of a business we envisioned. First of all, we were going to have to expand beyond Finland. In Finland, we have fewer than six million people, so to build large business, we were going to have to be international from day one. We built everything about the service from product logistics to customer service, with the idea of being easily exportable. This allowed us to launch 22 new countries in the five years from 2016 to 2020.

Secondly, we were going to have to be efficient. In the Nordics, we have a challenging combination of small cities, low population density, high labor costs, and no tipping culture. That meant we had to build the business to operate at an incredible levels of logistical efficiency in order to generate room for profitability.

Thirdly, we had to build a product that consumers love. There was no room in our margin structure or our bank account to make up for poor quality product with a huge customer acquisition spend. We had to make our marketing spend work by using our product to retain consumers at higher levels than what we saw at competitors.

We’ve been on an incredible journey so far, but believe we are only getting started. We have one chance to build a leading global platform for local commerce. By joining forces with the team of DoorDash, we expect to put our combined company on a path to accelerate our efforts and bring greater levels of value to consumers, merchants and couriers around the world.

Andy Hargreaves

Vice President of Finance and Investor Relations, DoorDash, Inc.

Great. Thank you, Miki and Tony. Operator, we can take questions now.

QUESTION AND ANSWER SECTION

Operator: All right. [Operator Instructions] First question comes from the line of Ross Sandler from Barclays. You’re now live.

Ross Sandler	Q
Analyst, Barclays Capital, Inc.

Hey, guys. I guess we knew this day was going to come eventually with the European [indiscernible] (00:08:58) kicking off. But I guess, Tony, the first question is, it looks like Wolt is doing about the same drops per hour as some of the competitors over there, and our understanding is they’re number two in most of their markets. So I guess what are you guys bringing to the table? And how might the combination change that and kind of advance them to the top of the league table? Thanks a lot.

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Yeah. Hey, Ross. I’ll start and I’ll let others here follow. I would say there were three big things that we saw about Wolt that are just really incredible. First and foremost, this is a team that executes in a very similar way to DoorDash. I cannot understate how important that is when we’re talking about an execution-oriented business, which is what we find ourselves in.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

They really competed by building a winning product by focusing on removing every basis point of inefficiency, finding every penny of savings, and building a business that has compounded its efforts in delighting the customer and doing so in a very capital-efficient way.

The second thing I would say is they’ve built a remarkable business. I mean, as you saw in the Investor Relations deck that we uploaded, the business has grown to $2.5 billion of annualized gross order value. It’s growing triple-digits. It’s done so while also growing its bottom line at the same time.

And so, it’s become very, very efficient, not only in its drops per hour, which includes idle time by the way, but also just in how it’s thought about everything from the consumer experience and conversion to customer support to localization and so forth. They’ve built an incredible business. When you look at this capital efficiency, combined with just how early their markets are, as a stand-alone business, they just have very large scale to grow into.

The final thing I would say is it really represents an accelerated timeline and speed for DoorDash. Wolt, because of where they started in their home country of Finland, a, relatively speaking, smaller country, they knew from day one in order to achieve the scale of their ambition, they needed to expand into a lot of geographies and they’ve now grown to 23 markets, of which 22 will be new to DoorDash.

So the combined team will be able to serve over 700 million people. And so, not only does it grow our TAM, but it allows DoorDash to have single-threaded focus here in accelerating our ability to compete on a bigger global stage.

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

Hey, Ross. Just to add to Tony’s point. Deliveries per hour is obviously an important metric, but across other aspects of the P&L, we were actually amazed by what we saw in terms of Wolt’s capital efficiency. The retention is also superb. And so, what I’m trying to say with that is, actually, learning from Wolt has helped increase the efficiency of our own international investments.

The second point I’ll make is Wolt has 4,000 people. And so, if you think about what that does to our international org and our ability to expand internationally, it just raises our level of focus outside the US.

And then, third, it preserves our existing management bandwidth to go after the large opportunity that exists in the US and allows us to sharpen that focus not only in the restaurant category in the US, but also in terms of new categories like grocery and convenience.

Ross Sandler	Q
Analyst, Barclays Capital, Inc.

Great. Thanks, guys.

Operator: Next question comes from the line of Deepak Mathivanan from Wolfe Research. Your line is now open.

Deepak Mathivanan	Q
Analyst, Wolfe Research LLC

Great. Congrats on the acquisition. Thanks for the taking the questions. One for Tony and one for Miki. Tony, wanted to ask about the driver supply and utilization here in the US. Now, it seems like the driver acquisition trends are still pretty healthy, but with various categories on the platform scaling, with kind of different on-demand needs for now, curious on your thoughts on whether it would make sense to deploy a dual model with part-time/full-time model together with the on-demand workforce. What are the things that you’re watching potentially to explore this model?

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

And then maybe as a follow-up to Ross’s question on – for Miki, wanted to ask about your thoughts on the broader European market. Where do you see kind of near to medium-term opportunities to expand next, given that the competitive intensity in some of the Western European markets is very different?

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Yes. Hey, Deepak, I’ll start on the Dasher question, and I think there’s actually a couple of questions in there. I think the first part is, if you look at Dashers, they’re actually no different from consumers in the sense that they all value choice. And one of the things that we’ve seen is with over 3 million Dashers who dash in the quarter, earning over $2.8 billion, I think what it really goes to show is that when you offer flexible opportunities as a platform, it really can be complementary to the traditional labor market. And that’s why I think you’ve seen healthy levels of Dasher supply in the marketplace that has grown to meet the demand.

And as we’ve gotten into other categories, this is even offering Dashers even more choice and more flexible opportunities, whether it’s doing grocery deliveries, convenience deliveries, et cetera. I think the second part of your question really is around Dasher preference. And at the end of the day, we’re a platform that always has built what Dashers wanted. And so – and then starting from that basis of offering and what we hear time and again, not just actually in the US, but really in all of our markets is how much they value the flexibility to earn. And starting from that basis and then working backwards with local regulators, elected officials and anyone else really, who wants to create different frameworks that really meets the modern day realities of what it is that workers want, that’s what we stand for.

Go ahead, Miki.

Mikko Akseli Kuusi	A
Co-founder & Chief Executive Officer, Wolt

Yeah. On competition in Europe like a lot of people say that, it’s very intense. From where I’m sitting, like it doesn’t feel that intense. I guess, it’s because when you’re sitting in the pressure kettle for seven years, you kind of get used to the pressure, like competition has always been intense in our industry, and I expect it always will be. Like this is an industry that is ultimately about how you’re able to marry efficiency with customer experience, but the easiest thing in the world is to spend money to have an amazing customer experience, but that’s not a long-term sustainable business.

And when it comes to competition, like our focus is not on competition, our focus is on the customer and providing value to the customer and building an amazing service for the customer but doing it in an efficient, profitable manner, which allows us to keep on investing for a very long time into bringing more customers in the platform.

If I look at Europe, it’s still very early, in all of our markets and in most of the markets in Europe as well. So yes, there’s competition, there will always be competition. But ultimately, it’s a game of execution of how you build value for the consumer.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Deepak Mathivanan	Q
Analyst, Wolfe Research LLC

Great. Thank you so much.

Operator: Next one on queue is Eric Sheridan from Goldman Sachs. Your line is now open.

Eric J. Sheridan	Q
Analyst, Goldman Sachs & Co. LLC

Thanks so much for taking the question. Just one really. When you think about what you framed as the potential for EBITDA looking out to 2022 and how Wolt fits into that broader framework, can you talk to us a little bit about your biggest priorities, including executing [indiscernible] (00:16:50) acquisition about what would push you to the upper or lower band and some of those profitability outcomes as you look out over the next 12, 18 months? Thanks.

Prabir Adarkar	A

Chief Financial Officer,

DoorDash, Inc.

Hi. It’s Prabir. Thanks for the question. We’re not formally providing 2022 guidance. Really the purpose of the $0 to $500 million EBITDA range was to signal that even post acquisition, which, by the way, has to go through regulatory review and complete, assuming the deal completes, we expect the combined company to have adjusted EBITDA, that’s basically neutral to what DoorDash would do on a stand-alone basis in 2022.

And so despite the combination, it doesn’t change our priorities. Our priorities still remain: first, to build the number one food app in the US; second, to continue adding multiple categories beyond food and expand into convenience, grocery, pet food, retail and so on; third, to continue building the platform side of our business with DoorDash driving the store fronts; and then fourth, to continue building a global company, and the Wolt conversation we’re having today is a huge part of that.

Operator: All right. Next one on the queue is Douglas Anmuth from JPMorgan. Your line is now opening.

Doug Anmuth	Q
Analyst, JPMorgan Securities LLC

Thanks for taking the questions. I wanted to ask about DashPass. You talked about the 9 million-plus members. I was hoping you could share a little bit more just on their characteristics in terms of frequency and order size, and perhaps around new vertical adoption relative to non-DashPass members.

And then you mentioned, Canada and Australia share gains but, obviously, early in some of the international markets. Just curious, if you expect the offering to work the same way as you expand more internationally going forward. Thanks.

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

Yes, Doug. Hi, Doug, thanks for the question. Yeah, I mean, we’re excited about DashPass. It’s our primary affordability play as you think about it, because we – it has zero delivery fees as well as reduced service fees for DashPass members.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

The interesting thing about DashPass is it actually helps with overall retention. DashPass members have higher retention compared to those that do not use DashPass. Engagement levels are significantly higher. We haven’t disclosed exactly how much but they are significantly higher. And third, we see DashPass members have a greater tendency to adopt across not just multiple types of products, so delivery and pickup, but also across multiple categories.

And so to me, I view DashPass membership increases as a leading indicator in terms of future growth. And really, the opportunity for us, as you think about the size of the membership base today, with 9 million, there’s millions of other MAUs that currently used DoorDash that aren’t DashPass members. And we’ve got work to do in order to convert them to DashPass members.

Beyond that, there’s millions of other people that don’t use DoorDash at all. And so, for us, as we continue making advances in terms of selection, both on the restaurant side as well as other categories, improve the quality of the delivery experience and continue to work on affordability, our hope is that, that membership base grows, which will drive future growth.

On the question on Canada and Australia, look, it’s a slog like it was in the US. It comes down to the same three vectors of selection, quality and affordability. And that there’s no other secret sauce and we’ll continue to make progress, improving in all three dimensions, which is translating into retention gains and category share gains.

Doug Anmuth	Q
Analyst, JPMorgan Securities LLC

Great. Thank you, Prabir.

Operator: Next one on the queue is Michael McGovern from Bank of America. Your line is now open.

Michael McGovern	Q
Analyst, BofA Securities, Inc.

Hey. Thanks for taking my question. Just a couple on Wolt. I was wondering, pretty surprising to see such high growth this year in 2021 when we’re kind of more post pandemic, and there should be higher mobility having presumably some deceleration on growth. So can you talk about what’s driving the outsized growth for Wolt? And it doesn’t look like geographic expansion, so is there maybe non-restaurant expansion or category expansion that Wolt is seeing that’s contributing to higher growth?

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

Thanks for the question. It’s actually a variety of things. Again, I don’t want to go into a lot of detail until the deal closes, but it’s not because of adding new countries. It’s because of strong retention. It’s because customer acquisition strength, it’s because of category expansion into – beyond food. And so, yes, we liked exactly the point that you just observed, which is this continued strength despite the fact that, we’re now sitting here towards the end of 2021, two years after the pandemic began. So, all those data points are things that we saw, that we were excited by and frankly, it’s a testament to the great product experience and the great product that Miki and his team have built.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Mikko Akseli Kuusi	A
Co-founder & Chief Executive Officer, Wolt

Yeah. I mean, people eat 80 to 100 times a month, so if you’re talking about like an average monthly frequency of 3 to 4, like the reality is that like we’re still a very small part of our customers’ lives. And if you look at the broader population, most people have never even tried a service like us. So we’re only getting started when you look at like the markets we operate in, expanding to new cities, bringing new merchants on the platform and increasingly being much more than a restaurant food delivery service, expanding to retail and other categories.

So ultimately, it’s an execution game. If you’re the best possible provider for the customer, you will have customers using you more frequently more often than new customers coming to platform, and that’s what we’re focused on.

Michael McGovern	Q
Analyst, BofA Securities, Inc.

Got it. Thanks so much.

Operator: Next one on the queue is Youssef Squali from Truist Securities. Your line is now open.

Youssef Squali	Q
Analyst, Truist Securities, Inc.

Great. Thank you very much. Two questions for me, please. First, on the acquisition, can you maybe just speak to the level of integration needed for you guys to deliver on the vision? Just trying to understand what are the low-hanging fruits versus things that may take longer to execute on, just considering the large, large footprint of the acquired company?

And second, maybe if you can comment on the Albertsons partnership that you’ve announced last quarter. Any learning’s from that for grocery delivery? I think you had initially talked about a couple of thousand stores, and do you anticipate any more partnerships by year-end? Thank you.

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Sure. I’ll take both of those. On the first question, this partnership is really about acceleration and expansion to play for a bigger prize on an even larger global stage. I think both Wolt and DoorDash have done a remarkable job in building the best product possible in their respective markets.

And really, when I think about the combination now serving over 700 million people, once the deal is closed in the first half of next year, we have a lot of work to do. We have a lot of work to keep delighting our customers and offering the best combination of selection, quality, price and service.

And that’s true in the restaurants category, that’s also true beyond restaurants. So there’s a lot of work to do. And in that vein, we really could use all the talented teammates possible. I mean, this partnership is not about cost synergies. This partnership is about acceleration and expansion. And we’re very, very excited for the long runway ahead.

Your second question, I think, was with respect to Albertsons. It’s been a fantastic partnership with Albertsons. You’re right. We’ve now launched across their entire footprint, over 2,000 stores. And we continue actually to see other partners added into this category.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

In fact, in the third quarter, we announced over 40,000 non-restaurant stores, including recent additions of Total Wine & More, Weis Markets and Cardenas Markets in the grocery category, if that’s where you’re focused on, and also Bed Bath & Beyond, so even beyond food and liquor.

As we discussed, there are four big areas of work right now at DoorDash. We’re building a number one food app. We are getting into new categories such as, convenience and grocery. I mean, those are relatively new categories. I know we’re the leading platform in the US in convenience deliveries, but we have a long, long ways to go there.

We’re continuing to invest in services to help merchants build their own digital business with products like DoorDash Drive and Storefront. And, obviously, we’re making a big announcement today on our international business.

And so, again, the theme even in both of your questions is, how do we make sure we have single-threaded leadership in order to have both speed and quality of execution across all of these priority areas.

Youssef Squali	Q
Analyst, Truist Securities, Inc.

Yeah. All right. Thanks, Tony.

Operator: Next one on the queue is Bernie McTernan from Needham & Company. Your line is now open.

Bernie McTernan	Q
Analyst, Needham & Co. LLC

Great. Thanks for taking the questions. Just two for me. Tony, as you think about the next 12 to 24 months and isolating the US, what do you see is the greater near-term opportunity for either increasing the frequency of usage from the base and, as a result, driving more DashPass members, or just continue to expand the total number of customers on the platform?

And then, just to follow up on DashPass, the 9 million customer is certainly more than we were expecting. And it’s been a while since you provided – I think it was last year, you provided the 5 million. Can you talk about the cadence of getting from the 5 million to the 9 million?

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Yeah. I’ll take the first one, and maybe I’ll let Prabir to follow on the second one. So on the first one, with respect to just the opportunity in the US, I mean, we’re still pretty early. I know that obviously tailwind was a big accelerator into the business. And in fact, you’ve seen a lot of the resilience of that consumer behavior stay even though in-store dining has returned to effectively all-time highs according to the latest Census Bureau stats that I saw in Q3.

So there’s just a lot of work still to do in the restaurant category alone. Yes, we’re seeing consumer engagement higher than pre-COVID levels. But as Prabir mentioned, there are a lot of customers, I mean, that have never used DoorDash and certainly have customers that have used DoorDash. There’s a lot of them that are not a part of DashPass. That’s certainly an opportunity.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Another big opportunity, I would cite, is really our work into other categories. We are quickly marching into these other categories. In the first quarter, we announced single-digit percentages of our monthly active users having shopped in a non-restaurant category. That number is now up to 12% in the third quarter.

But again, these categories of convenience or grocery or alcohol, they’re very, very, very young. We think there’s a massive runway ahead and certainly a lot of work to do in order to invent to bring these categories online.

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

And Bernie, on your question of cadence, I’m not sure exactly what you’re looking for, but if the question is the speed at which we’ve added DashPass subs and whether it was all front-loaded into the pandemic. Let me put it this way, we’ve had quarter-on-quarter growth in the DashPass membership program, every single quarter since we launched the program.

Bernie McTernan	Q
Analyst, Needham & Co. LLC

Understood. Thank you.

Operator: Next one on the queue is Jason Helfstein from Oppenheimer & Company. Your line is now open.

Andy Hargreaves	A
Vice President of Finance and Investor Relations, DoorDash, Inc.

Jason, you there? Let’s go on to Brad or the next question, and then we’ll come back if he locks us on.

Operator: All right. So for the next question, we do have Brad Erickson from RBC Capital Markets. Your line is now open.

Brad Erickson	Q
Analyst, RBC Capital Markets LLC

Thanks. So just a couple, I guess. One, how should we think about the brands going forward here? Do you go with multiple brands across the markets that are kind of in? Or does DoorDash maybe eventually take over in certain countries?

And then second, when you look at the priorities here once the deal does close, is it really to just focus on the existing countries where both are operating, or might you also look to expand into new countries with either of the brands? Thanks.

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Yeah. I’ll take that one. Hey, Brad. I guess crawl, walk, run like I say a lot internally. And first, we have to wait for the deal to close, which we expect to happen in the first half of 2022.

The second point around, I think your question, was around brand. These are hyper-local businesses. And at the same time, while they share the kind of global commonality that people, regardless of where they live, eat three times a day and shop in this category over 100 times a month and are always seeking more and more convenience, brands tend to be hyper-local.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

And so, we’re going to optimize for how do we serve customers, merchants and couriers in the best possible way in their hyper-local area. In fact, nothing is going to change in terms of the quality of service, certainly day one, and we only expect that to increase over time.

And then with respect, I think, to the second part of your question around the existing footprint versus adding footprint, we have a lot of work on our plate. I mean, there are 700 million people that post-deal close, we’re going to have to continuously delight.

And while we have the benefit and the privilege of living in a high-frequency category, we also recognize that it’s an execution-oriented business, where you have to earn every single order and every next order before we can earn the privilege of serving our customers the next time. So, not much more to say than that right now besides super excited about the announcement today with a great team that shares our vision as well as the way we operate, and we have a lot of work ahead of us.

Brad Erickson	Q
Analyst, RBC Capital Markets LLC

That’s great. Thanks.

Operator: Next one on the queue is Steven Fox from Fox Advisors LLC. Your line is now open.

Steven B. Fox	Q
Analyst, Fox Advisors LLC

Hi. Good afternoon. Two questions, if I could. Just on the acquisition. It sounds like, there’s areas where you both have different kinds of efficiency improvements versus the other. I was wondering, how you envision sort of getting best practices out of the two platforms.

And then secondly, can you just talk little bit about the ads growth? I understand you said in the letter you’re reinvesting profits from ads, but can you give us a sense for how it’s growing and how successful it’s been in the last quarter? Thank you.

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Sure. I’ll take the first and I’ll let Prabir follow-up on the ads question. With respect to the first question on efficiency, there are no silver bullets in this business. That’s what I’ve learned. I mean, there is literally efficiency everywhere from the consumer shopping experience itself to merchant operations to customer support, to driver efficiency, which I think sometimes gets quite a lot of attention. But there is literally a systemic equation in which you have to look at every component part, break it down into its inputs and from first principles, build the best possible combination of selection, quality, price and service for customers.

And you’re absolutely right. I mean, the Wolt team has done an amazing job with that. The DoorDash team has as well. And post deal close, we certainly will share best practices, but there are no silver bullets here. It’s an execution-oriented business where you really have to understand how the inputs translate into the outcomes and you have to work every single variable.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

Hi, Steven. On the question about ad and so on, I mean, we’re not disclosing ad revenue at this point. What I will say is we’re being careful about how we build it. It’s really a merchant service and it’s not an EBITDA play. And what I mean by that is we’re taking our time to ensure that the role has remained strong for advertisers while ensuring that the customer experience remains neutral ideally, it’s related to the customer experience. And then as you pointed out, as we make more progress, those profit dollars will get reinvested back into growth initiatives, where I made the point, it’s not an EBITDA play from our perspective.

Steven B. Fox	Q
Analyst, Fox Advisors LLC

Great. That’s very helpful. Thank you.

Operator: Next one on the line is James Lee from Mizuho. Your line is now open.

James Lee	Q
Analyst, Mizuho Securities USA LLC

Great. Thanks for taking my questions. I was hoping to get an update on DashMart and what are the key learning’s that you guys are seeing so far? And what do you need to see for this business to expand? Should we think about this business as a complementary business or can it scale to a point into a main product? Thanks.

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

Thanks for the question, James. I mean, the way I view it is our convenience business consists of 1P and 3P offerings and essentially from a customer’s perspective, all they care about is that they get the selection that they need at the right quality and at an affordable prices. And so to us, it’s a hybrid strategy that involves both 1P and 3P partnerships in order to ensure that the selection is available at the best quality and price.

On the latter part of your question, at the end of the day, it’s one – it’s a form of selection, just like anything else. And it allows us, because it’s first party, to include not just food, include not just grocery but potentially AirPods and other things that the customer wants and demands. It’s a core component of the strategy where we’re investing in it, which is part of the second priority I mentioned earlier in the conversation. And you can expect more updates as we make progress, but nothing we’re prepared to disclose today.

James Lee	Q
Analyst, Mizuho Securities USA LLC

Thank you.

Operator: All right. Next one on the queue is Jason Helfstein from Oppenheimer & Company. Your line is now open.

Jason Stuart Helfstein	Q
Analyst, Oppenheimer & Co., Inc.

Thanks for letting me back in again. Multitasking. I saw you guys just file the Wolt prospectus, but maybe I’ll ask because maybe it’s in there but how did you think about valuation there? I don’t know if there’s something you want to share as far as like trailing 12-month revenue or gross profit? Or just any thoughts how you thought about valuation. And then in the first quarter, you mentioned 7% of the business was from non-restaurant orders. Just any update there? Thanks.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Operator: Okay. Next one on the queue is Brian Fitzgerald from Wells Fargo. Your line is now open.

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

Sorry, let me answer Jason’s question.

Brian Fitzgerald	Q
Analyst, Wells Fargo Securities LLC

Thanks guys.

Operator: Yes, go ahead.

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

Can I answer Jason’s question real quick? Great. So we didn’t disclose the order mix from new verticals. So what we did say is that the customers, our MAUs that order from categories outside of restaurants grew to 12% in September, and this number was single digits back in Q1. That’s the second question you asked.

On the question of valuation, we aren’t disclosing anything other than the current run rate GMV from Wolt. And in fact, as we thought about the valuation, we looked at the long-term profit potential of the businesses, given the retention dynamics we’re seeing and the unit economics in rest of their markets as well as the runway. I mean, Wolt currently has 2.5 million MAUs in the countries in which it operates. And these countries have 370-plus million people so there’s a lot of runway for growth. And I do believe in the team and I believe if we execute well, we think we’ll generate a very attractive return.

Operator: All right. Brian Fitzgerald, your line is now open.

Brian Fitzgerald	Q
Analyst, Wells Fargo Securities LLC

Thanks guys. Maybe a follow-up on Wolt. Can you talk about the level of batching that you’ve done there historically? If you track that, how it has progressed? And then on DoorDash, wanted to know if we could get an update on the reception and the adoption levels of the more recent 15%, 25%, 30% commission levels, how that’s progressing, if you’re seeing people move out of one bucket into another? Thanks.

Prabir Adarkar	A
Chief Financial Officer, DoorDash, Inc.

Yes. Maybe on the question on batching, as I said, look, the companies are operating independently today. We’re not going to provide an update on Wolt’s batching levels at this time.

On the adoption of the various pricing tiers, we said last quarter that the majority of our restaurants have chosen the premium or Plus. No real update on those metrics other than to say that the premier mix has outperformed than expectations. And the question was really a unit revenue question. Like I said, this is a smaller factor versus all of the other movements, given our investments that hit in our take rate.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Brian Fitzgerald	Q
Analyst, Wells Fargo Securities LLC

Thanks, Prabir.

Operator: Next question comes from Mark Mahaney from ISI. Your line is now open.

Mark Mahaney	Q
Analyst, Evercore Group LLC

Thanks. The presentation describes Finland as having one of the most difficult markets for last-mile local logistics. Could you explain why? What’s particularly difficult about that market?

And I ask that because the follow-up question is, when you think about the attractiveness of the European markets, Eastern, Northern European markets where this acquisition, if it’s successful, will take you. Is there something about those markets that’s more or less attractive than what you currently face in terms of regulation, income requirements and there are some for workers and classification of workers, et cetera. So is there something about those markets that makes them more or less attractive? They can still be intrinsically attractive, but less attractive than the current markets that you’re in. Thank you.

Mikko Akseli Kuusi	A
Co-founder & Chief Executive Officer, Wolt

Yeah. So I can maybe start. So if you look at our type of a business like, ultimately, it’s a marriage of efficiency and customer experience. Why it’s been difficult? Like, Nordic countries have the lowest income disparity in the world. It means that our kind of blended hourly cost is going to be surprising and close to our average order value. So we need to make the model work by the way of efficiency. There’s not really tipping culture, so you have to survive on relatively lower delivery fees and commissions.

There’s not a very strong pre-existing delivery cultures. You have to basically educate consumers to use delivery. And then, like cities are not very high density and they’re not very big. So like you need to be able to succeed in environments where order density is not going to be very high, for a very long time, if ever. And then top it off like we have very harsh winters. It’s dark for most of the year and so forth.

So it’s just a difficult way to do what we do. And the funny thing for us is that as we came out of Finland and out of the Nordics, we just realized that every other country we saw was a lot easier for us to do because like here, like you need to get every single ounce of the model to work out a little bit more efficiently to be able to operate.

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Yeah. And, Mark, what I would say – or what I’d add to that is, I think, what the Wolt team has really proven is regardless of market, people eat three times a day. And they’re always seeking convenience options. And what’s been really attractive about, frankly, their markets or even larger markets is just how early the runway is both in the food category as well as beyond.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Mark Mahaney	Q
Analyst, Evercore Group LLC

Okay. Thanks a lot.

Operator: Next question comes from the line of Ralph Schackart from William Blair. Your line is now open.

Ralph Schackart	Q
Analyst, William Blair & Co. LLC

Good afternoon. Thanks for taking the question. Just on driver supply, just curious what are the trends that you’re seeing now that some of the government subsidies are starting to wane? I know in the letter you talked about the average active hour increasing by about 9% or so. So just curious more on the supply, if you sort of attract and retain drivers in this current environment.

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Yeah. I mean I can start. Dasher supply, I think, has been very, very healthy in the second and the third quarter. And I think, again, what you see is just, again, over 90% of these Dashers work fewer than 10 hours a week. I mean, the average Dasher is under five hours a week. And so, if you think about just the nature of that work, it truly is very different and, frankly, very complementary to a traditional job.

As a result of which that’s why we saw over 3 million Dashers in the quarter that have earned over $2.8 billion. And Dasher pay has actually increased by over 30% per active hour. And so, it’s been very healthy. But this is again a business where it’s very, very dynamic.

As we head into Q4 with seasonality, we’re going to have to make certain preparations and changes. And we saw that also with exogenous influences well in Q1 with some of the stimulus money coming in and driving up demand. But in general, though, because of the nature of the work and how flexible it is, Dasher supply has been relatively healthy.

Ralph Schackart	Q
Analyst, William Blair & Co. LLC

Okay, great. Thanks, Tony.

Operator: Next question comes from the line of Alex Potter from Piper Sandler. Your line is now open.

Alexander	Q

Eugene Potter

Analyst, Piper Sandler & Co.

Great. Thanks very much. Was hoping you could give an update on Drive. I know historically, you haven’t wanted to disclose specifics there, but maybe just qualitative, how has Drive been going?

And then a follow-up question also related to Drive. Is there an analogous sort of white-label service with Wolt? I know that historically the European markets maybe have been more mom-and-pop, less sort of large franchises. So I’m just curious to the extent to which you’d consider a white-label offering in Europe as well? Thanks.

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Sure, I’ll start. On Drive, you’re absolutely right. I mean, Drive is a business that we’ve launched now for over five years, which really started in 2016. And it really started as a service to help restaurants build their own digital business for on-demand delivery. But since it’s really grown into the last-mile logistics system for all retailers, I mean, we’re privileged to get to work with businesses really across every category, whether it be grocery or health and beauty or general merchandise and we’ve seen it across the board. And so, the Drive business has really diversified as well.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

But we have a long ways to go in building a platform services business in which we not only want to create the largest local commerce marketplace, we also want to build the largest local commerce platform. We have to help these businesses certainly with logistics, that’s one component, but everything from customer acquisition to customer service or things that you’re going to have to do as a business owner in order to build a digital business. And so, we have quite a long ways to go on the platform services road map. Drive is a huge part of it and we’re excited to bring it to most places.

Alexander Eugene Potter	Q
Analyst, Piper Sandler & Co.

Okay. Great. Thanks.

Operator: [Operator Instructions] Next one on the queue is Robert Mollins from Gordon Haskett Research. The line is now open.

Robert Mollins	Q
Analyst, Gordon Haskett Research Advisors

Thank you. Tony, when you look at heavy users that aren’t DashPass members, what are some of the reasons those consumers haven’t signed up? And what levers can you pull to change that?

Tony Xu	A
Co-Founder, Chairman, Chief Executive Officer & Director, DoorDash, Inc.

Yeah, it’s a great question. So, again, customer’s value or are evaluating us across four dimensions, right? The selection of stores, the quality of the delivery experience as measured by speed, timeliness and accuracy, certainly, the affordability of the program, which you’re referencing DashPass, and customer support. And so those are all of the things that we have to get right to be a valuable enough service where we can earn the privilege of getting a DashPass member.

And you can see that we’re doing work in all of these areas. There isn’t necessarily one thing that we can do to drive up membership. It’s really working on all of the inputs. I mean, a big part of selection in addition to adding more and more restaurants and different ways of interacting with those restaurants, we’re not only the leading platform for delivery in the US, but we’re also the leading platform for pickup, for example, in the US is other categories. And as mentioned both in our shareholder letter, the progression from low single digits or single-digit percentages in Q1 of our active user base trying a non-restaurant category to now 12% in the third quarter, I mean, that’s showing some of that progression, but we have a long ways to go there.

The quality is something that we’re constantly obsessing over, constantly trying to shave seconds and minutes of inefficiency out of the system, constantly trying to improve our accuracy as well as just making it easier also for deliveries to be completed on our platform.

And with respect to service and affordability, we’re always trying to deliver more value to consumers, more value to merchants and more value to Dashers. So, a lot of work remains to be done. No single silver bullet, but it’s really about working the inputs to offer the best combination, so that we can earn the privilege of having more members into DashPass.

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DoorDash, Inc. (DASH)
Q3 2021 Earnings Call	09-Nov-2021

Robert Mollins	Q
Analyst, Gordon Haskett Research Advisors

Great. Thank you, very much.

Operator: All right. That was our last question. I will now turn the call over back to Andy Hargreaves.

Andy Hargreaves

Vice President of Finance and Investor Relations, DoorDash, Inc.

Thank you, everybody for joining us, and thank you, Tony, Miki and Prabir. We will talk to you all soon. Have a great evening.

Operator: This concludes today’s conference call. Thank you for participating. You may now disconnect.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.